Klarna submits application for U.S. banking license New York, July 6, 2026 – Klarna (NYSE: KLAR), the global digital bank and flexible payments provider, today announced it has submitted applications to the Utah Department of Financial Institutions and the Federal Deposit Insurance Corporation (FDIC) to establish Klarna Bank USA, a proposed Utah-chartered industrial bank. Klarna has operated as a licensed bank in Europe since 2017 and serves U.S. customers through valued partner banks. Since 2019, Klarna has provided Americans with access to over $91.3 billion in responsible credit, saving them more than $5.1 billion in interest compared to revolving credit card debt. Today, 30 million Americans use Klarna each year, and hundreds of thousands of merchants rely on Klarna to grow their businesses. "Banking is built on trust," said Sebastian Siemiatkowski, co-founder and CEO of Klarna. "We've seen firsthand the appetite for a fairer, more transparent approach in the U.S., and our own banking license is the natural next step, giving customers tools to borrow responsibly and build financial confidence, while bringing greater competition, innovation, and choice to consumers and merchants alike." If approved, Klarna Bank USA would be a wholly owned subsidiary of Klarna Inc., chartered in Utah and insured by the FDIC, with its own independent board, governance, and internal controls. The charter would let Klarna bring its existing banking operations in-house, strengthening reliability across payments, savings, credit, and merchant services, and supporting sustainable growth. For consumers, the result is a different kind of bank: transparent, safe, and free of hidden fees, with digital tools and traditional banking products in one place. Gary Harding has been selected to serve as President and CEO of Klarna Bank USA. Harding brings over a decade of C-suite leadership across the U.S. financial sector, having served as Chairman and CEO of Milestone Bank, and President and CEO of Prime Alliance Bank. Klarna will work closely with regulators throughout the application process, consistent with its longstanding commitment to regulatory engagement, to deliver a modern, transparent banking experience for Americans. Forward-looking statements This press release contains forward-looking statements within the meaning of applicable securities laws. These statements include, but are not limited to, statements regarding our future financial performance, business strategy, growth objectives and market opportunities. Words such as "believe," "expect," "anticipate," "intend," "plan," "will," "may," "could," "estimate," and similar expressions identify forward-looking statements. These forward-looking statements are subject to risks, uncertainties, and assumptions that could cause actual results to differ materially from those expressed or implied. Forward-looking statements reflect our views as of the date of this release and are based on information currently available to us. We undertake no obligation to update any forward-looking statements, except as required by law. Actual results may differ materially from those anticipated. Investors should not place undue reliance on these forward-looking statements and should review the risk factors in our filings with the SEC for a more complete discussion of risks. About Klarna

Klarna is a global digital bank and flexible payments provider. With over 119 million global active Klarna users and 3.4 million transactions per day, Klarna’s AI-powered payments and commerce network is empowering people to pay smarter with a mission to be available everywhere for everything. Consumers can pay with Klarna online, in-store and through Apple Pay & Google Pay. More than one million retailers trust Klarna’s innovative solutions to drive growth and loyalty, including Uber, H&M, Saks, Sephora, Macy’s, Ikea, Expedia Group, Nike and Airbnb. Klarna is listed on the New York Stock Exchange (NYSE: KLAR). For more information, visit Klarna.com.